Declaration of Dividend

Luxembourg, 15 November 2007 - ArcelorMittal has declared a dividend of US$ 0.325 per share payable on 17 December 2007.

The cash dividend will be payable on 17 December 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders ("European Shareholders") and to NYSE shareholders of record on 04 December 2007. The share will be traded ex-dividend starting 30 November 2007.

European Shareholders will receive US$ 0.325 per share in Euros, based on the ECB exchange rate of 29 November 2007, NYSE shareholders will receive US$ 0.325 per share, both payable from 17 December 2007 onwards.

The payment will be subject to a 15% Luxembourg dividend withholding tax.

The cash dividend will be payable from 17 December 2007 onwards by the paying agents listed below:

Euronext Amsterdam shareholders:

ABN AMRO BANK N.V.

Gustav Mahlerlaan 10

Amsterdam

The Netherlands

Euronext Brussels shareholders:

Fortis Bank SA/NV

Montagne du Parc, 3

B-1000 Brussels

Belgium

Euronext Paris shareholders:

Societé Generale

SGSS/GIS

32 rue du Champ de Tir

BP 81236

44312 Nantes

France

Luxembourg Stock Exchange shareholders:

Fortis Banque Luxembourg SA

50, avenue J.F. Kennedy

L-2951 Luxembourg

Luxembourg

Spanish Exchanges shareholders:

Directly through IBERCLEAR, in lieu of paying agent,

towards the participating entities

NYSE shareholders:

Bank of New York

101 Barclay Street

22nd Floor West

New York

New York 10286

U.S.A.]

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information Arcelor Mittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Martin Leeburn/Lydia Pretzlik	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397